Law Offices of Stephanie A. Djinis

1749 Old Meadow Road, Suite 310

McLean, Virginia 22102

December 31, 2002

Electric City Funds, Inc.

112 Erie Boulevard

Schenectady, NY 12305

RE:

Electric City Funds, Inc.

File Nos. 333-84665 and 811-9523

Dear Sir or Madam:

Electric City Funds, Inc. (the “Corporation”) is a corporation organized under the laws of the state of Maryland by Articles of Incorporation.  You have requested our opinion as to certain matters regarding the issuance of certain Shares of the Corporation.  As used in this letter, the term “Shares” means the shares of common stock of the series known as Electric City Value Fund and shares of common stock of the series known as Electric City Dividend Growth Fund issued pursuant to Post-Effective Amendment No. 4 to the Corporation’s Registration Statement on Form N-1A (“PEA No. 4”).  This opinion is valid only during the time that PEA No. 4 is effective and has not been superseded by another post-effective amendment, containing a prospectus applicable to the Corporation, that has become effective.

We have, as counsel, participated in various corporate and other matters relating to the Corporation.  We have examined copies of the Articles of Incorporation and By-laws, and other documents relating to the operation of the Corporation, either certified or otherwise proven to our satisfaction to be genuine, and we are generally familiar with its business affairs.  Based upon the foregoing, it is our opinion that the issuance of the Shares has been duly authorized by the Corporation and that, when sold in accordance with the Corporation’s Articles of Incorporation, as amended and restated, and By-laws and the terms contemplated by PEA No. 4, the Shares will have been legally issued and will be fully paid and nonassessable by the Corporation.

We hereby consent to the filing of this opinion in connection with PEA No. 4 being filed with the Securities and Exchange Commission.

Sincerely,

/s Stephanie A. Djinis

Stephanie A. Djinis